SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            1 MILLION FREE SEATS - NO TAXES, NO FEES, NO CHARGES

                                ZILCH, NADA, ZIP,

                           BOOK UNTIL MIDNIGHT MONDAY


Ryanair, Ireland's National airline today (Wednesday, 16th May 2007) launched a new European price war by giving away 1 million FREE SEATS - No Taxes, No Fees, No Charges, across Europe. 150,000 of these FREE seats will be available on Ryanair's Irish routes.

No airline in Ireland beats Ryanair's fares or our passenger service. Ryanair already delivers Ireland's best punctuality, the fewest lost bags and a no fuel surcharge guarantee at six Irish airports, Dublin, Shannon, Cork, Kerry, Knock and Derry. Now we guarantee* that Ryanair won't be beaten on fares either. If any passenger finds a cheaper fare on the same route with another airline, we will pay double the difference. Only Ryanair offers the lowest fares in Ireland
- GUARANTEED.*

Announcing Ryanair's New Price War, Deputy CEO, Michael Cawley said:

        "While some airlines just talk low fares, only Ryanair delivers by guaranteeing the lowest fares. Today, we are declaring war on high fares by releasing 1million free seats, no taxes, no fees, no charges, across Europe. 150,000 of these seats will be available on our Irish routes until midnight Monday.

        "We urge all passengers to log onto www.ryanair.com today, as we expect these free seats to be snapped up in record time".

* FIND CHEAPER THAN RYANAIR WITH ANY OTHER AIRLINE AND WE'LL GIVE YOU DOUBLE THE DIFFERENCE BETWEEN RYANAIR'S FARE AND THE COMPETITOR'S FARE. SEE WWW.RYANAIR.COM FOR DETAILS OF RYANAIR'S 'PRICE GUARANTEE'.

Ends.                                Wednesday, 16th May 2007

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 May 2007                  By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director